Exhibit 4(a)(2)

Amendment No. 1 to the Investment Management Agreement

This Amendment No. 1 to the Investment Management Agreement dated as of November 21, 2014 (the “Amendment”) is entered into by and between BlackRock Bond Fund, Inc., a Maryland corporation (the “Corporation”), on behalf of BlackRock Total Return Fund (the “Fund”), and BlackRock Advisors, LLC, a Delaware limited liability company (the “Adviser”).

WHEREAS, the Corporation, on behalf of the Fund, and the Adviser have entered into an Investment Management Agreement dated as of September 29, 2006 (the “Management Agreement”) pursuant to which the Adviser agreed to act as investment adviser to the Fund; and

WHEREAS, the Management Agreement provides that the Corporation, on behalf of the Fund, will pay to the Adviser a monthly fee in arrears at an annual rate equal to the amount set forth in Schedule A thereto; and

WHEREAS, the Management Agreement may be amended in accordance with Section 14 of the Management Agreement; and

WHEREAS, the Board of Directors, including a majority of those Directors who are not interested persons of the Corporation, approved an amendment to the Management Agreement as set out in this Amendment at an in-person meeting held on November 11, 2014.

NOW, THEREFORE, the parties hereto, intending to be legally bound, hereby agree as follows:

1.	Schedule A of the Management Agreement is hereby amended as set forth on the Appendix A attached hereto with respect to the Fund.

2.	Except as otherwise set forth herein, the terms and conditions of the Management Agreement shall remain in full force and effect.

[End of Text]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 1 to the Investment Management Agreement to be executed by their officers designated below as of the day and year first written above.

BLACKROCK BOND FUND, INC.

By:	__/s/ John M. Perlowski______________
Name: John M. Perlowski
Title: President and Chief Executive Officer

BLACKROCK ADVISORS, LLC

By:	________/s/ Neal J. Andrews_________
Name: Neal J. Andrews
Title: Managing Director

APPENDIX A

Portfolio	Advisory Fee (as a percentage of average daily net assets)[1]		Advisory Fee (as a percentage of average daily net assets)[2]
BlackRock Total Return Fund	First $250 million	0.32%	First $250 million	0.48%
	$250 million - $500 million	0.31%	$250 million - $500 million	0.43%
	$500 million - $750 million	0.30%	$500 million - $750 million	0.38%
	Over $750 million	0.29%	Over $750 million	0.34%

[1]	This contractual management fee breakpoint schedule applies to BlackRock Total Return Fund for as long as BlackRock Total Return Fund invests substantially all of its assets in Master Total Return Portfolio, a series of Master Bond LLC, or another master fund advised by the Adviser or an affiliate thereof in a master-feeder structure (a “Master Fund”).
[2]	This contractual management fee breakpoint schedule applies to BlackRock Total Return Fund in the event that BlackRock Total Return Fund does not invest in a Master Fund (i.e., operates as a standalone fund).